SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

ARROW INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of class of securities)

042764100

(CUSIP number)

Robert W. Cruickshank

494 Weed Street

New Canaan, CT 06840

(203) 966-2926

(Name, address and telephone number of person authorized to receive notices and communications)

June 13, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 042764100	13D	Page 2

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Robert W. Cruickshank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS:

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER:

0 (See Item 5)
8 SHARED VOTING POWER:

8,874,494 (See Item 5)
9 SOLE DISPOSITIVE POWER:

0 (See Item 5)
10 SHARED DISPOSITIVE POWER:

4,624,494 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

8,874,494 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.8% (See Item 5)
14	TYPE OF REPORTING PERSON:

IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, no par value (“Common Stock”), of Arrow International, Inc., a Pennsylvania corporation (the “Company”). The address of the Company’s principal executive offices is 2400 Bernville Road, Reading, Pennsylvania 19605.

Item 2. Identity and Background.

This statement on Schedule 13D (this “Schedule 13D”) is being filed by Robert W. Cruickshank. Mr. Cruickshank is also referred to herein as the “Reporting Person.” The business address, principal business or occupation and citizenship of the Reporting Person are:

Business Address	Principal Business or Occupation	Citizenship
494 Weed Street New Canaan, CT 06840	Financial consultant.	U.S.A.

During the last five years the Reporting Person has not been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

On June 13, 2006, the Reporting Person was granted a revocable proxy by Robert L. McNeil, Jr. (the “McNeil Proxy”) to vote 4,250,000 shares of Common Stock owned by Mr. McNeil. Mr. McNeil may revoke the McNeil Proxy at any time.

In addition to being the grantee of the McNeil Proxy, the Reporting Person has served as co-trustee of the Robert L. McNeil, Jr. 1983 Trust (the “McNeil Trust”) since its formation. The McNeil Trust was established in 1983 by Mr. McNeil for the benefit of his lineal descendants. As of June 15, 2006, the trustees of the McNeil Trust are the Reporting Person and Richard T. Niner. The McNeil Trust holds, through Mertz & Moyer as nominee, an aggregate of 4,624,494 shares of Common Stock (the “McNeil Trust Shares”) as of June 15, 2006. Pursuant to the terms of the trust agreement governing the McNeil Trust, the trustees may vote, sell or take any other action provided therein with respect to the assets held in the McNeil Trust, including but not limited to the McNeil Trust Shares, in accordance with the decision of a majority of the trustees.

The Reporting Person currently intends to make a request to the Company to become a member of the Board of Directors of the Company. The Reporting Person intends to more closely monitor the business, affairs, condition and prospects of the Company on a continuing basis in light of his voting authority pursuant to the McNeil Proxy and his fiduciary obligations as a co-trustee of the McNeil Trust.

Except as set forth herein, the Reporting Person does not have any present plan or proposal which relates to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. As of June 15, 2006, the Reporting Person beneficially owned an aggregate of 8,874,494 shares of Common Stock, representing approximately 19.8% of the outstanding shares of Common Stock (based upon 44,792,456 shares of Common Stock reported to be outstanding as of April 4, 2006 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2006), as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Such beneficial ownership relates to (i) 4,624,494 shares held in the McNeil Trust over which the Reporting Person shares voting and dispositive power as a co-trustee of the McNeil Trust, and (ii) 4,250,000 shares of Common Stock subject to the McNeil Proxy over which the Reporting Person shares voting power due to the revocable nature of the McNeil Proxy.

(b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

(c) Not applicable.

(d) Item 4 is incorporated herein by reference. The trustees of the McNeil Trust have the power to distribute dividends with respect to, and the proceeds from the sale of, the 4,624,494 shares of Common Stock held in the McNeil Trust, all in accordance with the terms of the trust agreement governing the McNeil Trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 of this Schedule 13D is incorporated herein by reference.

Except as otherwise reported herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with either Mr. McNeil or Mr. Niner with respect to any securities of the Company, including with respect to (i) Mr. Cruickshank’s reported intent to make a request to the Company to become a member of the Board of Directors of the Company or (ii) how the McNeil Trust Shares or the shares of Common Stock subject to the McNeil Proxy will be voted with respect to any matter that may be voted upon by stockholders of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Revocable Proxy, dated as of June 13, 2006, by Robert L. McNeil, Jr., in favor of Robert W. Cruickshank.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2006

/s/ Robert W. Cruickshank
Robert W. Cruickshank

EXHIBIT INDEX

Exhibit 1	Revocable Proxy, dated as of June 13, 2006, by Robert L. McNeil, Jr., in favor of Robert W. Cruickshank.